UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                   Suite 600 - 200 Burrard Street, Vancouver,
                            British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    January 30, 2003          By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 / Tel. 604-687-1117 / Fax 604-687-6100


        NEWS                                    [GRAPHIC OMITTED -- COMPANY LOGO
        RELEASE                                  TECKCOMINCO]


                                        FOR IMMEDIATE RELEASE - JANUARY 29, 2003
                                        ----------------------------------------
                                                                        03-04-TC

4Q      REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

================================================================================

                       TECK COMINCO REPORTS FOURTH QUARTER
                           NET EARNINGS OF $15 MILLION


HIGHLIGHTS FOR FOURTH QUARTER

o Fourth quarter net earnings were $15 million, or 8 cents per share, compared with $6 million or 3 cents per share in the fourth quarter of 2001. Net earnings for the year were $30 million or 15 cents per share, compared with a loss of $21 million in the previous year. Included in 2001 results were significant profits from power sales in the first three quarters of the year and asset writedowns of $122 million on an after-tax basis recorded in the third quarter of 2001.

o Cash flow from operations before changes to non-cash working capital items was $70 million in the fourth quarter, up from $53 million in the same period in 2001. Operating cash flow for the year of $201 million was lower than the cash flow of $418 million in the previous year as there were significant profits from power sales in the first three quarters of 2001.

o At December 31, 2002, net debt (total debt less cash), excluding the Inco exchangeable debentures, was $868 million or 26% of net debt plus equity, down from $994 million or 28% of net debt plus equity at the end of the third quarter.

o On January 13, 2003, the company announced jointly with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board that an agreement was reached to combine the metallurgical coal assets of Teck Cominco, Fording and Luscar Energy Partnership under a plan of arrangement to form a new coal partnership. Teck Cominco will contribute $125 million and its metallurgical coal assets for a 35% interest in the partnership and will be the managing partner. Teck Cominco's interest in the partnership will increase by up to 5% if the partnership achieves certain specified operating synergies by March 31, 2007. In addition, the company will invest $150 million for a 9.1% interest in the Fording Canadian Coal Trust which will own the remaining 65% of the partnership. Accordingly, the company's direct and indirect interest in the coal partnership is 41% with the potential of increasing to approximately 46%. Completion of the transaction is subject to Fording shareholder approval and other conditions, including receipt of regulatory approvals.


--------------------------------------------------------------------------------
Reference:       Tom Merinsky, Director, Investor Relations
Additional corporate information is available on the Internet at
http://www.teckcominco.com
--------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2002, AND IN CONJUNCTION WITH THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY CONTAINED IN THE COMPANY'S 2001 ANNUAL REPORT.

FINANCIAL SUMMARY

Unaudited net earnings in the fourth quarter were $15 million compared with net earnings of $6 million in the fourth quarter in 2001.

Fourth quarter net earnings were higher than a year ago due mainly to significantly improved operating performance at the Trail smelter and refineries, and to higher operating profits from Highland Valley Copper as a result of higher copper prices. Equity earnings from Antamina in the fourth quarter were $6 million, compared with an equity loss of $1 million in the fourth quarter a year ago when Antamina commenced commercial operation.

Net earnings in the year were $30 million compared with a loss of $21 million in 2001. In the third quarter of 2001, the company recorded asset valuation writedowns of $122 million on an after-tax basis. Net earnings before writedowns were $101 million in 2001, with Trail operations benefitting from significant profits from power sales in the first three quarters of 2001.

Operating profits by operating division for the fourth quarter and the year are presented in the tables on pages 18 and 19.

Cash flow from operations, before changes in non-cash working capital items, was $70 million in the fourth quarter compared with $53 million in the fourth quarter of 2001. The higher operating cash flow in the fourth quarter compared to a year ago was due mainly to improved operating performance at the Trail smelter and refineries.

Operating cash flow for the year was $201 million compared with $418 million in the previous year. The higher cash flow in 2001 was due mainly to the significant profits from power sales, when the Trail operations shut down its metals operations from July to September to maximize power sales opportunities.

At December 31, 2002, net debt (total debt less cash), excluding the Inco exchangeable debentures, was $868 million or 26% of net debt plus equity, down from $994 million or 28% of net debt plus equity at the end of the third quarter.


2       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

REVENUES

Production and sales volumes in the fourth quarter and the year are presented in the tables on pages 20 and 21. Realized prices for major products of mine operations and the Canadian/U.S. dollar exchange rate are as follows:

                                                             FOURTH QUARTER                  YEAR TO DATE
                                                    ---------------------------     ----------------------------
                                                                              %                              %
                                                        2002      2001   CHANGE        2002      2001   CHANGE
                                                        ----      ----   ------        ----      ----   ------
     ZINC (US$/pound)                                   0.35      0.35      - %        0.35      0.40     -12%
     COPPER (US$/pound)                                 0.71      0.66      +8%        0.71      0.73      -3%
     LEAD (US$/pound)                                   0.20      0.22      -9%        0.20      0.22      -9%
     GOLD (US$/ounce)                                    325       293     +11%         314       282     +11%
     COAL (US$/tonne)                                     45        41     +10%          44        40     +10%
     CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)         1.57      1.58      -1%        1.57      1.55      +1%

Revenues from operations were $625 million in the fourth quarter compared with $527 million in the same period last year. The most significant increase was $91 million from Trail operations, which had significantly higher production and sales in the fourth quarter of the current year. In the fourth quarter of 2001, zinc and lead production at Trail were adversely affected by slow start-ups of the zinc refineries and the lead smelter, following a three-month shutdown in the third quarter to maximize power sales opportunities. Higher copper, gold and coal prices also contributed to higher revenues in the fourth quarter compared to a year ago.

REVIEW OF OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                   THREE MONTHS ENDED DEC. 31           YEAR ENDED DEC. 31
                                                  ----------------------------     -----------------------------
     100%                                               2002             2001             2002             2001
     ----                                               ----             ----             ----             ----
     Production  - Zinc (tonnes)                      75,100           62,100          269,000          168,100
                 - Lead (tonnes)                      24,700            9,700           80,700           55,200
                 - Silver (000's ozs)                  6,073            1,334           17,690            9,182
                 - Gold (000's ozs)                       25               10              127               48
     Sales  - Zinc (tonnes)                           71,700           52,600          275,300          156,000
            - Lead (tonnes)                           21,100            5,200           78,400           45,900
     Surplus power sold (GW.h)                           149              300              683            1,159
     Operating profit (loss) ($ millions)                 13              (15)              23              222

Trail smelter and refineries posted a strong performance in the fourth quarter, with record zinc production and a new safety record of 143 days with no lost-time accidents by December 31, 2002. Production and sales in the fourth quarter of 2001 were adversely affected by a slow start-up of the zinc refineries and lead smelter, following a three-month shutdown to maximize power sales in the third quarter. Subsequent to the third quarter of 2001, profits from power sales decreased significantly as power prices fell substantially. The average realized power price was US$36 per MW.h in the fourth quarter compared with US$22 per MW.h in the fourth quarter of 2001, and US$23 per MW.h for the 2002 year compared with US$174 per MW.h in 2001.


3       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

CAJAMARQUILLA REFINERY (82%)

                                                   THREE MONTHS ENDED DEC. 31           YEAR ENDED DEC. 31
                                                  ----------------------------     -----------------------------
     100%                                               2002             2001             2002             2001
     ----                                               ----             ----             ----             ----
     Production  - Zinc (tonnes)                      31,800           31,500           92,900          122,100
     Sales - Zinc (tonnes)                            31,300           27,600           98,000          122,300
     Operating profit ($ millions)                         5                3               12               22

Cajamarquilla continued to produce above its design capacity in the fourth quarter, producing 31,800 tonnes of refined zinc compared with the design rate of 30,000 tonnes. Operating profit in the fourth quarter was higher than a year ago due in part to higher sales volume.

RED DOG MINE (100%)

                                                    THREE MONTHS ENDED DEC. 31             YEAR ENDED DEC. 31
                                                  ----------------------------     -----------------------------
     100%                                                2002             2001            2002             2001
     ----                                                ----             ----            ----             ----
     Tonnes milled (000's)                                814              775           3,166            3,211
     Zinc grade (%)                                      21.6             19.8            21.1             19.9
     Zinc recovery (%)                                   84.5             78.9            85.1             80.9
     Production - Zinc in concentrate (tonnes)        157,300          128,400         578,400          517,700
     Sales - Zinc in concentrate (tonnes)             193,500          177,400         586,300          531,700
     Operating profit (loss) ($ millions)                 (10)             (13)            (28)               4

Throughput and ore grades in the fourth quarter were higher than a year ago. Of significance is the recovery rate of 84.5%, which was a major improvement from 78.9% in the fourth quarter of 2001. Sales of zinc in concentrate of 193,500 tonnes in the fourth quarter represented one-third of the sales in the year. The lower operating loss was due mainly to lower treatment charges.

POLARIS MINE (100%)

                                                   THREE MONTHS ENDED DEC. 31             YEAR ENDED DEC. 31
                                                  ----------------------------     -----------------------------
     100%                                               2002             2001             2002             2001
     ----                                               ----             ----             ----             ----
     Tonnes milled (000's)                                33              270              694            1,019
     Zinc grade (%)                                     11.6             12.6             11.6             12.4
     Zinc recovery (%)                                  97.6             97.8             97.6             97.3
     Production - Zinc in concentrate (tonnes)           200           33,200           78,600          123,100
     Sales - Zinc in concentrate (tonnes)             43,400           50,600          105,700          128,400
     Operating profit ($ millions)                         1                3                2               11

Production ceased at the Polaris mine in the third quarter and reclamation work at the site is ongoing.


4       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

ANTAMINA MINE (22.5%)

                                                  THREE MONTHS ENDED DEC. 31              YEAR ENDED DEC. 31
                                                 ----------------------------     -----------------------------
     100%                                               2002            2001             2002             2001*
     ----                                               ----            ----             ----             ----
     Tonnes milled (000's)                             6,396           6,318           26,748            6,318
     Copper grade (%)                                   1.41            1.41             1.37             1.41
     Zinc grade (%)                                     1.15            1.34             1.19             1.34
     Copper recovery (%)                                89.0            86.8             88.1             86.8
     Zinc recovery (%)                                  78.9            81.8             82.7             81.8
     Production - Copper in concentrate (tonnes)      81,000          80,400          330,700           80,400
     Production - Zinc in concentrate (tonnes)        53,800          55,800          230,700           55,800
     Sales - Copper in concentrate (tonnes)           79,300          88,100          350,000           88,100
     Sales - Zinc in concentrate (tonnes)             49,800          31,500          250,100           31,500
     Equity earnings (loss) from the company's
        22.5% investment ($ millions)                      6              (1)              17               (1)

      * The mine commenced commercial production in the fourth quarter of 2001.


In November, a mud flow incident resulted in a fatality at the mine site. The damage caused by the incident is still being rectified and the incident is not expected to have a material effect on production in 2003. Mill throughput rate decreased from 73,851 tonnes per day in the third quarter to 69,517 tonnes per day in the fourth quarter, due mainly to electrical and mechanical problems with the crusher experienced in November. The problems have since been resolved and mill throughput returned to normal rates in December. Equity earnings in the fourth quarter were $6 million with a realized copper price of US$0.71 per pound compared with US$0.66 per pound a year ago.

Completion as defined in the project debt agreement is now expected to be achieved in the second quarter, pending the completion of a water management system and the receipt of certain certificates. The company is accounting for its investment in the mine on an equity basis until the mine achieves completion, at which time the investment will be accounted for on a proportionate consolidation basis.

HIGHLAND VALLEY COPPER MINE (63.9%)

                                                   THREE MONTHS ENDED DEC. 31             YEAR ENDED DEC. 31
                                                  ----------------------------     -----------------------------
     100%                                               2002             2001             2002             2001
     ----                                               ----             ----             ----             ----
     Tonnes milled (000's)                            13,000           12,900           49,900           48,900
     Copper grade (%)                                   0.39             0.42             0.41             0.43
     Copper recovery (%)                                87.1             88.7             88.7             89.4
     Production - Copper in concentrate (tonnes)      44,200           48,200          181,300          186,600
     Sales - Copper in concentrate (tonnes)           53,900           57,800          179,700          209,200
     Company's 63.9% share of operating
        profit ($ millions)                               12                6               35               42

Despite lower copper sales volumes, operating profit was $12 million compared with the profit of $6 million a year ago. The higher profit was due mainly to a higher realized copper price and to higher by-product credits resulting from higher molybdenum prices.


5       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

HEMLO MINES (50%)

                                                  THREE MONTHS ENDED DEC. 31             YEAR ENDED DEC. 31
     WILLIAMS                                    ----------------------------      ----------------------------
     100%                                              2002             2001            2002             2001
     ----                                              ----             ----            ----             ----
     Tonnes milled (000's)                              789              767           3,029            3,038
     Grade (g/tonne)                                    5.5              5.7             4.4              4.9
     Mill recovery (%)                                 95.4             93.9            94.6             93.1
     Gold production (000's ozs)                      132.8            131.7           405.1            445.8
     Company's 50% share of operating
        profit ($ millions)                              12                9              16               21


     DAVID BELL
     100%
     ----
     Tonnes milled (000's)                             107              124              430              455
     Grade (g/tonne)                                  10.2             13.2             10.2             11.2
     Mill recovery (%)                                95.4             93.9             94.6             93.2
     Gold production (000's ozs)                      33.5             49.6            133.0            169.2
     Company's 50% share of operating
        profit ($ millions)                              1                4                4                8

Gold production at the Williams mine was higher in the fourth quarter compared with the previous three quarters due to the mining of higher-grade stopes. The mine continues to address the ground stability problems experienced in the first half of the year and significant improvements have been made. The construction of a paste-backfill system, which will improve underground mining efficiency and help stabilize ground conditions, is underway and expected to be commissioned in the second quarter of 2003.

Fourth quarter production at the David Bell mine was affected by restrictions in accessing the high-grade stopes caused by ongoing mine rehabilitation work.

The average cash operating cost for the Hemlo operations was US$180 per ounce in the fourth quarter compared with US$157 per ounce a year ago, and US$222 per ounce in the year compared with US$187 per ounce in 2001.

ELKVIEW MINE (100%)

                                                   THREE MONTHS ENDED DEC. 31             YEAR ENDED DEC. 31
                                                  ----------------------------     -----------------------------
     100%                                               2002             2001            2002             2001
     ----                                               ----             ----            ----             ----
     Waste mined (000's bcm)                          10,730           10,633          43,012           39,635
     Raw coal mined (000's tonnes)                     1,912            2,278           8,319            8,127
     Strip ratio                                         8.3              7.2             7.8              7.2
     Plant yield (%)                                    71.9             71.7            69.8             70.0
     Coal production (000's tonnes)                    1,294            1,481           5,547            5,517
     Coal sales (000's tonnes)                         1,276            1,452           5,517            5,399
     Operating profit ($ millions)                        19               24              92               70

Coal production of 1.29 million tonnes in the fourth quarter was lower than a year ago, due to a planned maintenance shutdown in October. The lower operating profit in the fourth quarter compared to a year ago was mainly due to lower sales as a result of delayed coal shipments.


6       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

BULLMOOSE MINE (61%)

                                                   THREE MONTHS ENDED DEC. 31             YEAR ENDED DEC. 31
                                                  ----------------------------     -----------------------------
     100%                                               2002             2001             2002             2001
     ----                                               ----             ----             ----             ----
     Waste mined (000's tonnes)                       3,697             5,827           20,896           22,815
     Raw coal mined (000's tonnes)                      739               664            2,782            2,621
     Strip ratio                                        2.4               4.7              3.7              4.6
     Plant yield (%)                                   83.7              81.5             85.2             78.9
     Coal production (000's tonnes)                     651               478            2,203            1,894
     Coal sales (000's tonnes)                          407               478            1,806            1,894
     Company's 61% share of operating
        profit ($ millions)                               6                 7               24               17

Coal production in the fourth quarter was higher than a year ago as the mine is benefitting from a lower strip ratio near the end of the mine life. The mine is scheduled to shut down in March 2003.

OTHER EXPENSES

General, administration and marketing expense of $14 million was lower than the $16 million incurred in the fourth quarter of 2001 mainly as a result of reduced overhead costs following the merger with Cominco.

Interest expense of $18 million in the fourth quarter was $3 million higher than the previous quarter due mainly to the higher interest rate on the US$200 million debentures due 2012, which replaced some lower interest rate revolving bank loans in September.

Exploration expense of $11 million in the fourth quarter was lower compared with $15 million in the fourth quarter of 2001 as the company has reorganized its exploration activities following the merger.

Included in the net amount of $2 million of other expense in the fourth quarter were interest and investment income totalling $20 million, including interest received on tax refunds, offset by a provision in the carrying value of investments of $22 million. The provision relates to the company's investment in Sons of Gwalia Limited, resulting in a reduced carrying value of $64 million.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $70 million in the fourth quarter compared with $53 million a year ago. The higher operating cash flow in the fourth quarter of the current year compared to a year ago was due mainly to a stronger performance at the Trail operations. Reduction to non-cash working capital items totalled $129 million in the fourth quarter, including inventory reductions of $59 million at Red Dog and $20 million at Polaris, and receipt of tax refunds of $22 million. Operating cash flow and reductions in working capital items combined to generate $199 million in the fourth quarter, improving the financial position and resulting in a stronger balance sheet at the year-end.

Capital expenditures in the fourth quarter amounted to $46 million, including $24 million incurred at Trail and $3 million on the Pend Oreille zinc project.

At December 31, 2002, the company had a cash balance of $91 million and no short-term bank borrowings. Net debt (total debt less cash), excluding the Inco Exchangeable debentures, was $868 million or 26% of net debt plus equity. Net debt was $994 million or 28% of net debt plus equity at the end of the third quarter.


7       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

At December 31, 2002, the company had bank credit facilities aggregating $939 million in total commitments, 90% of which mature in 2005 and beyond. Unused credit lines under these facilities amounted to $879 million as the company has issued $60 million of letters of credit. The company intends to finance the $275 million investment in the new coal partnership with cash on hand and revolving bank credit facilities.

CORPORATE DEVELOPMENT

On January 13, 2003, the company announced jointly with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board that an agreement was reached to combine the metallurgical coal assets of Teck Cominco, Fording and Luscar Energy Partnership under a plan of arrangement to form a new coal partnership. Teck Cominco will contribute $125 million and its metallurgical coal assets, including the Elkview mine, for a 35% interest in the partnership and will be the managing partner. Teck Cominco's interest in the partnership will increase by up to 5% if the partnership achieves certain specified operating synergies by March 31, 2007. In addition, the company will invest $150 million for a 9.1% interest in the Fording Canadian Coal Trust which will own the remaining 65% of the partnership. Accordingly, the company's direct and indirect interest in the coal partnership is 41% with the potential of increasing to approximately 46%. Completion of the transaction is subject to Fording shareholder approval and other conditions, including receipt of regulatory approvals. The new coal partnership will be the world's second largest producer of sea-borne metallurgical coal with 25 million tonnes of annual capacity. This consolidation of the Canadian metallurgical coal industry should provide opportunities for operational and marketing synergies.

Construction of the Pend Oreille mine in Washington State is continuing with shaft sinking and hoist installation completed in the fourth quarter. Work in 2003 will include underground development and construction of the process facilities, with start-up scheduled in the first quarter of 2004. Capital expenditures in 2003 are estimated to be US$34 million and total project costs remain on plan at US$74 million.

At the Pogo gold project in Alaska, the Preliminary Draft Environmental Impact Statement issued by the EPA on August 29 is being reviewed by federal and state regulatory agencies and native groups. The Draft Environmental Impact Statement, which will deal with issues raised by the agencies and the native groups, will be issued together with a draft of the key permit after consultation is complete in February. It is anticipated that public hearings will take place in the spring of 2003 with the final permits expected to be issued in the fourth quarter of 2003. An update to the project feasibility study is being completed.

OUTLOOK

The smelter and refineries plan to operate at full production rates in 2003. Zinc concentrate production from mines will decrease in 2003 due to the closure of the Polaris mine in September 2002, partially offset by higher production from the Antamina mine. The Red Dog mine is expected to produce at full production rate in 2003 according to the mining plan. Gold production from the Hemlo mines in 2003 is expected to be at a similar level to 2002, with continuing improvements to ground conditions following the stability problems experienced in early 2002. Despite the scheduled closure of the Bullmoose mine in March 2003, the formation of the new coal partnership will result in an increase to the company's share of metallurgical coal production in 2003. Copper production from the Highland Valley Copper mine will decrease slightly in 2003 due to a lower ore grade, and copper production from Antamina in 2003 is expected to be similar to 2002.

The company's earnings and cash flow are especially sensitive to zinc, copper, gold and coal prices. The zinc price hit a fifteen-year low in the third quarter at US$0.33 per pound, but has been trading around US$0.36 per pound in January 2003. The copper price also dropped to US$0.66 per pound during the third quarter, but has also recovered and was averaging US$0.74 per pound in January 2003. The gold price rose significantly in January and was trading above US$360 an ounce late in the month. These higher metal prices, if sustained, will


8       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT
have a positive impact on the company's earnings in 2003. The coal price for the 2003 coal year commencing on April 1 is currently under negotiation.

The company regularly reviews market movements and considers hedging transactions. The outstanding hedging positions are summarized in the notes to the financial statements of the fourth quarter.

The company's capital expenditures in 2002 totalled $187 million. Capital expenditures in 2003 are estimated to be $180 million, excluding the company's share of capital expenditures in the new coal partnership.

The mining business is subject to a number of risk factors, including operational risks, environmental risks and political risks. These risks are discussed in more detail in the Annual Information Form of the company.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q4/2002 financial results on Thursday, January 30, 2003 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.



9       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

============================================================================================================================
                                                                 THREE MONTHS ENDED                        YEAR ENDED
                                                                    DECEMBER 31                           DECEMBER 31
                                                       ------------------------------       --------------------------------
(IN MILLIONS OF DOLLARS)                                       2002              2001               2002               2001
----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                     $  625            $  527          $   2,187          $   2,379
COST OF OPERATIONS                                             (506)             (443)            (1,805)            (1,751)
DEPRECIATION AND AMORTIZATION                                   (59)              (51)              (199)              (226)
----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 60                33                183                402

OTHER EXPENSES
     General, administration and marketing                      (14)              (16)               (53)               (58)
     Interest on long-term debt                                 (18)              (18)               (67)               (77)
     Exploration                                                (11)              (15)               (34)               (59)
     Research and development                                    (4)               (3)               (19)               (15)
     Other income (expense) (Note 3)                             (2)               25                  7                 62

----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                                    11                 6                 17                255

ASSET VALUATION WRITEDOWNS                                        -                 -                  -               (169)
PROVISION FOR INCOME AND RESOURCE TAXES
     Earnings from operations                                    (3)                2                 (5)              (103)
     Asset valuation writedowns                                   -                 -                  -                 47
MINORITY INTERESTS                                                1                (1)                 1                (50)
EQUITY EARNINGS (LOSS) FROM ANTAMINA (Note 6)                     6                (1)                17                 (1)

----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                          $   15           $     6           $     30          $     (21)
============================================================================================================================

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE                   $0.08            $0.03               $ 0.15          $ (0.17)
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                 184,928          184,870
                                                                                                  184,918           141,808
SHARES OUTSTANDING AT END OF PERIOD (000'S)                 184,928          184,870              184,928           184,870



10       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

====================================================================================================================
                                                                 THREE MONTHS ENDED               YEAR ENDED
                                                                    DECEMBER 31                   DECEMBER 31
                                                       ------------------------------       ------------------------
(IN MILLIONS OF DOLLARS)                                        2002          2001             2002          2001
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net earnings (loss)                                     $    15       $     6          $    30       $   (21)
     Items not affecting cash:
         Depreciation and amortization                            59            51              199           226
         Future income and resource taxes                         (7)            6              (22)           48
         Equity loss (earnings)                                   (6)            1              (17)            1
         Minority interests                                       (1)            1               (1)           50
         Asset valuation writedowns, net of tax                    -             -                -           122
         Other                                                    10           (12)              12            (8)
     ---------------------------------------------------------------------------------------------------------------
                                                                  70            53              201           418
     Net change in non-cash working capital items                129           (41)              51          (119)
     ---------------------------------------------------------------------------------------------------------------
                                                                 199            12              252           299
FINANCING ACTIVITIES
     Short-term bank loans                                        (2)           (1)             (80)           75
     Long-term debt                                                5            43              345           219
     Repayment of long-term debt                                 (65)          (18)            (439)          (53)
     Decrease (increase) in funds held on deposit                  -             -              157          (157)
     Reduction of long-term liabilities                          (12)            -              (27)            -
     Interest on exchangeable debentures                          (2)           (2)              (5)           (5)
     Class B subordinate voting shares issued (repurchased)        -             -                1           (20)
     Shares of subsidiary issued                                   -             -                -            19
     Dividends paid                                              (18)          (18)             (37)          (29)
     Dividends paid to minority shareholders                       -             -                -            (6)
     ---------------------------------------------------------------------------------------------------------------
                                                                 (94)            4              (85)           43
INVESTING ACTIVITIES
     Property, plant and equipment                               (46)          (61)            (187)         (346)
     Cominco shares acquired on merger                             -             -                -          (277)
     Partial redemption of Cominco exchangeable debenture          -             -                -           (38)
     Investments                                                  (5)           (1)             (18)          (36)
     Sale of investments and mining assets                        16            73               28           131
     Return of tax deposit (excluding interest)                    -             -                -            57
     ---------------------------------------------------------------------------------------------------------------
                                                                 (35)           11             (177)         (509)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                            -             -                -             2

--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                       70            27              (10)         (165)

CASH AT BEGINNING OF PERIOD                                       21            74              101           266

--------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                        $    91       $   101          $    91       $   101
====================================================================================================================


11       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

====================================================================================================================

                                                                                   DECEMBER 31           DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                  2002                  2001
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash                                                                           $                       $    101
                                                                                            91
     Accounts and settlements receivable                                                   235                   242
     Production inventories                                                                495                   540
     Supplies and prepaid expenses                                                         134                   161
     ---------------------------------------------------------------------------------------------------------------
                                                                                           955                 1,044

INVESTMENTS
     Funds held on deposit                                                                   -                   165
     Other investments                                                                     414                   441

PROPERTY, PLANT AND EQUIPMENT                                                            3,393                 3,298

OTHER ASSETS                                                                               196                   185

--------------------------------------------------------------------------------------------------------------------
                                                                                       $ 4,958               $ 5,133
====================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued liabilities                                        $     294              $    310
     Short-term bank loans                                                                   -                    80
     Current portion of long-term debt                                                      26                    45
     ---------------------------------------------------------------------------------------------------------------
                                                                                           320                   435

LONG-TERM DEBT                                                                             933                 1,005
OTHER LIABILITIES                                                                          351                   365
FUTURE INCOME AND RESOURCE TAXES                                                           556                   509
EXCHANGEABLE DEBENTURES - INCO SHARES                                                      248                   248
MINORITY INTERESTS                                                                          30                    31
SHAREHOLDERS' EQUITY                                                                     2,520                 2,540

--------------------------------------------------------------------------------------------------------------------
                                                                                       $ 4,958               $ 5,133
====================================================================================================================



12       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

===============================================================================================================
                                                            THREE MONTHS ENDED                  YEAR ENDED
                                                                DECEMBER 31                     DECEMBER 31
                                                       ------------------------------    ----------------------
(IN MILLIONS OF DOLLARS)                                      2002         2001             2002         2001
---------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                               $ 476        $ 515            $ 502        $ 572
Adjustment on adoption of new accounting standard for
     foreign currency translation (Note 1(b))                    -          (20)             (20)         (20)
-----------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                     476          495              482          552
Net earnings (loss)                                             15            6               30          (21)
Dividends                                                      (18)         (18)             (37)         (29)
Interest on exchangeable debentures, net of tax                 (1)          (1)              (3)          (3)
Shares issued to Class A common shareholders                     -            -                -          (10)
Reduction on repurchase and cancellation of Class B
     subordinate voting shares                                   -            -                -           (7)

---------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                     $ 472        $ 482            $ 472        $ 482
===============================================================================================================


13       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

1.       BASIS OF PRESENTATION

         (a)      Interim financial statements

                  These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

         (b)      Foreign exchange translation

                  Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

         (c)      Depreciation expense

                  Effective January 1, 2002, the company amended the method of accounting for depreciation at some of its mines so that all mines record depreciation expense based on sales rather than production volumes. This change has no effect on earnings in the fourth quarter or the year.


2.       SUPPLEMENTARY CASH FLOW INFORMATION

                                                            THREE MONTHS ENDED          YEAR ENDED
                                                               DECEMBER 31              DECEMBER 31
     (IN MILLIONS OF DOLLARS)                             2002         2001           2002        2001
     ----------------------------------------------------------------------------------------------------
     Interest paid                                        $  4        $  14           $ 55        $  68
     Income and resource taxes paid (recovered)           $ (9)       $ (11)          $ 15        $  42
     Class B shares issued on merger with Cominco         $  -        $   -           $  -        $ 913


3.       OTHER INCOME (EXPENSE)

                                                            THREE MONTHS ENDED           YEAR ENDED
                                                               DECEMBER 31               DECEMBER 31
     (IN MILLIONS OF DOLLARS)                             2002         2001           2002        2001
     ----------------------------------------------------------------------------------------------------
     Gain on sale of investments                          $  5         $ 10           $ 16         $ 11
     Gain on sale of mining assets                           -            -              -           19
     Interest and investment income                         12           13             19           40
     Reduction in carrying value of investment             (22)           -            (22)           -
     Other income (expense)                                  3            2             (6)          (8)
     ----------------------------------------------------------------------------------------------------
                                                          $ (2)        $ 25           $  7         $ 62
     ====================================================================================================



14       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

4.       OUTSTANDING SHARES AND RELATED INFORMATION

         (a)      Shares and warrants

                  As at the date of this report, there were issued and outstanding 4,682,000 Class A Common Shares, 180,246,000 Class B Subordinate Voting Shares (Class B shares) and 5,000,000 Class B share-purchase warrants with an exercise price of $18 per share expiring in May 2004.

         (b) Exchangeable debentures due 2024 included in shareholders' equity

                  The company has the option to deliver Class B shares to satisfy the principal repayment of the exchangeable debentures due 2024. The maximum number of Class B shares that may be issued with respect to these debentures is 11,489,000 shares.

         (c)      Convertible debenture included in long-term debt

                  The US dollar denominated convertible debenture of $237 million (US$148 million) due 2006 is convertible at the rate of 46.551 Class B shares per US$1,000.

         (d)      Share options

                  In the year ended December 31, 2002, the company granted to directors and employees 1,671,000 Class B share options at market with a weighted average exercise price of $13.75 per share. These share options have a term of six years and expire in 2008. At December 31, 2002, outstanding director and employee share options totalled 8,254,000 (4.5% of issued share capital) with exercise prices ranging between $6.39 and $30.95 per share.

                  Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. For income statement purposes the company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $5 million in respect of its employee and director share options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

                                           THREE MONTHS ENDED      YEAR ENDED
         (IN MILLIONS OF DOLLARS)          DECEMBER 31, 2002   DECEMBER 31, 2002
         -----------------------------------------------------------------------
         Net earnings
             As reported                          $15                $30
             Compensation expense                   -                  5
         -----------------------------------------------------------------------
             Pro forma                            $15                $25
         =======================================================================

         Basic earnings per share
             As reported                        $0.08              $0.15
             Pro forma                          $0.08              $0.12
         Diluted earnings per share
             As reported                        $0.08              $0.15
             Pro forma                          $0.08              $0.12

         The average fair value of Class B subordinate voting share options was estimated as $3.07 per share option at the grant date using the Black-Scholes option-pricing model, as based on the following assumptions:

              Dividend yield                    1.5%
              Risk free interest rate
                 (6 years)                      4.42%
              Expected life (based on
                 recent experience)             3.7 years
              Expected volatility               25%


15       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

4.       OUTSTANDING SHARES AND RELATED INFORMATION, CONTINUED

         (e)      Share Appreciation Rights

                  As at January 1, 2002, 3.7 million outstanding employee and director share options had attached Share Appreciation Rights
                  (SARs) allowing the holder to receive the cash value of the share options in lieu of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of Share Appreciation Rights (SARs) to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

                  During the second quarter, the company made arrangements with directors and employees to waive the SARs on outstanding share options. At December 31, 2002, there were 443,000 outstanding share options (with a weighted average remaining life of six months) belonging to former directors and employees that continue to have SARs attached. In accordance with provisions of the new accounting standard the company has recorded an adjustment to reduce opening retained earnings by $0.4 million and a recovery for the year ended December 31, 2002 of $0.3 million in respect of these remaining SARs.

5.       HEDGE POSITION AT DECEMBER 31, 2002

                                                                                               2007 -              MARKET VALUE
                                               2003         2004        2005       2006        2009        TOTAL    GAIN (LOSS)
                                          ----------- ----------- ----------- ---------- ----------- ------------ --------------
                                                                                                                   ($ millions)
       GOLD (000's ozs)
          Forward sales contracts                16           13           -          -         131          160         US$(4)
          Average price (US$/oz)             US$340       US$350           -          -      US$350       US$349

          Forward sales contracts                92           40          34         31           8          205        Cdn$(8)
          Average price (C$/oz)               C$489        C$509       C$515      C$519       C$520        C$503

       US DOLLARS (millions)
          Forward sales contracts                42           30           -          -           -          72            NIL
          Average exchange rate                1.59         1.60           -          -           -        1.59

       US DOLLARS (millions)
          Forward collars                       147          117          10          -           -          274         US$(2)
          Average upper limit                  1.54         1.56        1.60          -           -         1.55
          Average lower limit                  1.60         1.61        1.64          -           -         1.60

       ZINC (million lbs)
          Forward sales contracts                20            -           -          -           -          20             NIL
          Average price (US$/lb)               0.37            -           -          -           -        0.37

       POWER (MW.h)
          Forward sales contracts            350,000           -           -          -           -      350,000            NIL
          Average price (US$/MW.h)                36           -           -          -           -           36

     INTEREST RATE SWAP
       Principal Amount             Rate Swapped           Rate Obtained              Maturity Date             Unrealized Gain
       ---------------------------- ---------------------- -------------------------- -------------------- ---------------------

       US$100 million               3.75%                  LIBOR minus .96%           July 2006                   Cdn$7 million
       US$50 million                7%                     LIBOR plus 2.43%           September 2012              Cdn$1 million

       Notes:   a)   In addition to the above hedging commitments, the
                     company has forward purchase commitments on 186 million pounds of zinc averaging US$0.41 per pound maturing in 2003 to 2004, and 31 million pounds of lead averaging US$0.22 per pound maturing in 2003, to match fixed price sales commitments to customers.
                b)   Included in the gold hedge position are 259,000 ounces of
                     floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2002 the one-year lease rate was 0.65%.


16       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

5.       HEDGE POSITION AT DECEMBER 31, 2002, CONTINUED

         The Canadian Institute of Chartered Accountants has adopted new standards for hedging and derivative instruments which are effective for financial years beginning after July 1, 2003. These standards require designation and documentation of hedge instruments and measurement of hedge effectiveness in matching business transactions. Hedges that are not considered to be highly effective in matching business transactions must be recorded at fair market value on the balance sheet and the changes in the fair market value reflected in the earnings statements. The company has determined that all of its hedging instruments are highly effective and the change in accounting standards would not result in any adjustments to these financial statements.

6.       INVESTMENT IN ANTAMINA

         The company accounts for its 22.5% investment in Compania Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be terminated if the project meets certain completion tests which are expected to be completed in the second quarter of 2003. At December 31, 2002 the senior project debt outstanding was US$1.25 billion in respect of which the company is responsible for and has guaranteed US$281 million.

         Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions on the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.

7.       PENSION OBLIGATIONS

         Note 5 to the financial statements for the third quarter ended September 30, 2002 reported the estimated effect of lower market values on future pension expense and funding requirements. Actuarial valuations are being prepared to allow updated disclosure in the annual report to be released in early March.

8.       CONTINGENCY

         In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million, based on the December 31, 1996 valuation (current value - $120 million), should be transferred back to the company's original pension plan from various successor plans. The Court held that the pensioners suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. The appeal was heard by the British Columbia Court of Appeal from June 24 to June 26, 2002. The court reserved judgement on the appeal and it is not known when the court will render a decision.

9.       SUBSEQUENT EVENT

         Subsequent to December 31, 2002, the company entered into an agreement with Fording Inc. ("Fording"), Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company will contribute its Elkview mine, which has a net book value of $171 million, and $125 million in cash to obtain a 35% interest in the resulting partnership. This interest may be increased to 40% should the partnership meet certain earnings and efficiency targets by March 31, 2007. The company will also pay $150 million for a 9.1% interest in the Fording Canadian Coal Trust ("FCCT"), formed by the reorganization of Fording into an income trust. FCCT will own the remainder of the partnership and other assets. Accordingly, the company's direct and indirect interest in the coal partnership is 41% with the potential of increasing to approximately 46%. Completion of the transaction is subject to Fording shareholder approval and other conditions, including receipt of regulatory approvals.


17       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Segmented Operating Profit Summary
(Unaudited)

=======================================================================================================================

                     FOR THE THREE MONTHS ENDED DECEMBER 31
=======================================================================================================================
                                                                             OPERATING                DEPRECIATION
                                                 REVENUES                  PROFIT (LOSS)            AND AMORTIZATION
                                            -------------------         --------------------      ---------------------
($ IN MILLIONS)                                 2002     2001               2002      2001             2002      2001
-----------------------------------------------------------------------------------------------------------------------

ZINC
   Trail (including power sales)                $206     $115                $13      $(15)            $  9      $  5
   Cajamarquilla                                  44       38                  5         3                3         3
   Red Dog                                       137      110                (10)      (13)              25        16
   Polaris                                        30       39                  1         3                3         6
   Sullivan                                        -       11                  -         2                -         1
   Inter-segment sales                           (30)     (27)                 -         3                -         -
   --------------------------------------------------------------------------------------------------------------------
                                                 387      286                  9       (17)              40        31

COPPER
   Highland Valley Copper                         76       72                 12         6                8         9
   Louvicourt                                      7        6                  -        (1)               4         3
   --------------------------------------------------------------------------------------------------------------------
                                                  83       78                 12         5               12        12

GOLD
   Williams                                       33       30                 12         9                3         4
   David Bell                                      9       10                  1         4                1         1
   Tarmoola                                        -        -                  -         -                -         -
   Carosue Dam                                     -        -                  -         -                -         -
   --------------------------------------------------------------------------------------------------------------------
                                                  42       40                 13        13                4         5

COAL
   Elkview                                        92       97                 19        24                3         3
   Bullmoose                                      16       22                  6         7                -         -
   --------------------------------------------------------------------------------------------------------------------
                                                 108      119                 25        31                3         3

OTHER                                              5        4                  1         1                -         -

-----------------------------------------------------------------------------------------------------------------------

TOTAL                                           $625     $527                $60       $33              $59       $51
=======================================================================================================================

Note: Depreciation and amortization expenses are deducted in the calculation of operating profit (loss).



18       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Segmented Operating Profit Summary
(Unaudited)

=======================================================================================================================

                         FOR THE YEAR ENDED DECEMBER 31
=======================================================================================================================
                                                                             OPERATING                DEPRECIATION
                                                 REVENUES                  PROFIT (LOSS)            AND AMORTIZATION
                                            -------------------         --------------------      ---------------------
($ IN MILLIONS)                                 2002     2001               2002      2001              2002      2001
-----------------------------------------------------------------------------------------------------------------------

ZINC
   Trail (including power sales)             $   769  $   785              $  23      $222             $  38     $  31
   Cajamarquilla                                 145      194                 12        22                 9        12
   Red Dog                                       382      376                (28)        4                63        53
   Polaris                                        80      106                  2        11                11        18
   Sullivan                                        -       34                  -       (18)                -        15
   Inter-segment sales                           (75)     (77)                 2         4                 -         -
   --------------------------------------------------------------------------------------------------------------------
                                               1,301    1,418                 11       245               121       129

COPPER
   Highland Valley Copper                        251      282                 35        42                37        38
   Louvicourt                                     26       26                 (3)       (3)               13        13
   --------------------------------------------------------------------------------------------------------------------
                                                 277      308                 32        39                50        51

GOLD
   Williams                                      100       98                 16        21                12        13
   David Bell                                     33       36                  4         8                 4         4
   Tarmoola                                        -       58                  -         2                 -        11
   Carosue Dam                                     -       35                  -         4                 -         6
   --------------------------------------------------------------------------------------------------------------------
                                                 133      227                 20        35                16        34

COAL
   Elkview                                       387      337                 92        70                12        11
   Bullmoose                                      76       75                 24        17                 -         -
   --------------------------------------------------------------------------------------------------------------------
                                                 463      412                116        87                12        11

OTHER                                             13       14                  4        (4)                -         1

-----------------------------------------------------------------------------------------------------------------------

TOTAL                                         $2,187   $2,379               $183      $402              $199      $226
=======================================================================================================================

Note: Depreciation and amortization expenses are deducted in the calculation of operating profit (loss).



19       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Production Statistics

=========================================================================================================================

                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                        DECEMBER 31                                DECEMBER 31
                                             ----------------------------------------------------------------------------

                                                       2002                2001                   2002              2001
-------------------------------------------------------------------------------------------------------------------------
REFINED METALS
    ZINC - Tonnes
      Trail                                          75,100              62,100                269,000           168,100
      Cajamarquilla                                  31,800              31,500                 92,900           122,100
      -------------------------------------------------------------------------------------------------------------------
                                                    106,900              93,600                361,900           290,200

    LEAD - Tonnes
      Trail                                          24,700               9,700                 80,700            55,200

MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                       157,300             128,400                578,400           517,700
      Antamina                                       12,100              12,600                 51,900            12,600
      Polaris                                           200              33,200                 78,600           123,100
      Louvicourt                                      1,100               1,400                  5,000             4,500
      Sullivan                                            -              11,900                      -            72,600
      -------------------------------------------------------------------------------------------------------------------
                                                    170,700             187,500                713,900           730,500

    COPPER - Tonnes
      Highland Valley                                28,200              30,800                115,900           119,300
      Antamina                                       18,200              18,100                 74,400            18,100
      Louvicourt                                      2,900               3,100                 11,200            12,900
      -------------------------------------------------------------------------------------------------------------------
                                                     49,300              52,000                201,500           150,300

    LEAD - Tonnes
      Red Dog                                        28,200              21,400                107,900            95,300
      Polaris                                           100               7,200                 17,600            30,600
      Sullivan                                            -               6,700                      -            31,600
      -------------------------------------------------------------------------------------------------------------------
                                                     28,300              35,300                125,500           157,500

    GOLD - Ounces
      Williams                                       66,406              65,857                202,554           222,894
      David Bell                                     16,773              24,779                 66,503            84,618
      Tarmoola                                            -                   -                      -           143,290
      Carosue Dam                                         -                   -                      -            84,746
      By-product                                      4,133               4,667                 16,142            17,559
      -------------------------------------------------------------------------------------------------------------------
                                                     87,312              95,303                285,199           553,107

    COAL - Thousand Tonnes
      Elkview                                         1,294               1,481                  5,547             5,517
      Bullmoose                                         397                 291                  1,342             1,154
      -------------------------------------------------------------------------------------------------------------------
                                                      1,691               1,772                  6,889             6,671

Note: Production volumes of base metal mines refer to metals contained in concentrate.



20       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Sales Statistics

=========================================================================================================================

                                                          THREE MONTHS ENDED                           YEAR ENDED
                                                              DECEMBER 31                              DECEMBER 31
                                             ----------------------------------------------------------------------------

                                                       2002                2001                   2002              2001
-------------------------------------------------------------------------------------------------------------------------
REFINED METALS

    ZINC - Tonnes
      Trail                                          71,700              52,600                275,300           156,000
      Cajamarquilla                                  31,300              27,600                 98,000           122,300
      -------------------------------------------------------------------------------------------------------------------
                                                    103,000              80,200                373,300           278,300

    LEAD - Tonnes
      Trail                                          21,100               5,200                 78,400            45,900

SURPLUS POWER SALES

    Trail - MW.h                                    149,000             300,000                683,000         1,159,000

MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                       193,500             177,400                586,300           531,700
      Antamina                                       11,200               7,000                 56,300             7,000
      Polaris                                        43,400              50,600                105,700           128,400
      Louvicourt                                      1,100               1,400                  5,000             4,500
      Sullivan                                            -              19,500                      -            48,100
      -------------------------------------------------------------------------------------------------------------------
                                                    249,200             255,900                753,300           719,700

    COPPER - Tonnes
      Highland Valley                                34,500              36,900                114,900           133,800
      Antamina                                       17,900              19,800                 78,800            19,800
      Louvicourt                                      2,900               3,100                 11,200            12,900
      -------------------------------------------------------------------------------------------------------------------
                                                     55,300              58,800                204,900           166,500

    LEAD - Tonnes
      Red Dog                                        58,200              31,000                113,000            83,100
      Polaris                                         6,300              12,500                 27,900            30,600
      Sullivan                                            -               3,400                      -            24,200
      -------------------------------------------------------------------------------------------------------------------
                                                     64,500              46,900                140,900           137,900

    GOLD - Ounces
      Williams                                       66,406              65,857                202,554           222,894
      David Bell                                     16,773              24,779                 66,503            84,618
      Tarmoola                                            -                   -                      -           143,290
      Carosue Dam                                         -                   -                      -            84,746
      By-product                                      4,878               4,667                 16,420            17,559
      -------------------------------------------------------------------------------------------------------------------
                                                     88,057              95,303                285,477           553,107

    COAL - Thousand Tonnes
      Elkview                                         1,276               1,452                  5,517             5,399
      Bullmoose                                         248                 291                  1,100             1,154
      -------------------------------------------------------------------------------------------------------------------
                                                      1,524               1,743                  6,617             6,553

Note: Sales volumes of base metal mines refer to metals contained in concentrate.


21       TECK COMINCO LIMITED 2002 FOURTH QUARTER REPORT